March 25, 2022

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Heather Clark and Ms. Claire Erlanger

Re:	Proto Labs, Inc. Form 10-K for the Year Ended December 31, 2021 Form 8-K furnished February 11, 2022 File No. 001-35435

To Whom it May Concern:

We are writing to respond to the comments raised in the letter to Proto Labs, Inc. (the "Company"), dated March 15, 2022, from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics).

Form 10-K for the Year Ended December 31, 2021

Financial Statements

Notes to Consolidated Financial Statements

Note 5 Business Combinations, page 63

1.

We note your statement in the fifth paragraph that pro forma disclosures were not included as the “impact to the Company’s results of operations not material.” In this regard, we note that the purchase price of $294.1 million was material to your balance sheet. Please demonstrate why the impact to the results of operations was not material or alternatively, revise to include the information. In addition, revise to include the amounts of revenue and earnings of the acquiree in accordance with ASC 805-10-50-2.h.1.

Response: The Company had previously reviewed the requirements of ASC 805-10-50-2.h.1 and determined, based on quantitative and qualitative metrics, the impact of the business combination was not material to the Company’s Consolidated Statement of Comprehensive Income. Although the impact of the acquisition was determined not to be material to the Company's Consolidated Statement of Comprehensive Income, the acquisition price of $294.1 million was material to the Company's Consolidated Balance Sheet resulting in the disclosures required by ASC 805 to be made. As is disclosed in Note 5, a significant portion of the purchase price was allocated to goodwill. The Hubs acquisition represented a long-term strategic growth opportunity to expand the Company's customer offerings through on-demand access to a global network of premium independent, non-exclusive manufacturing partners utilizing the Hubs platform. Total revenues were $33.3 million, or 6.8%, of the Company's consolidated revenue for the year ended December 31, 2021, which management determined is not material to the Consolidated Statement of Comprehensive Income. Hubs results have been included in the Company's operations since January 25, 2021, nearly the entire fiscal year, and Hubs income from operations represents approximately 1.0% of consolidated income from operations within the Consolidated Statement of Comprehensive Income for the year ended December 31, 2021. From a qualitative perspective, the acquisition of Hubs did not add any new product lines, but rather, created a more comprehensive digital manufacturing offer, providing the Company with access to a complementary network of independent, non-exclusive manufacturing partners and the ability to offer a broader selection of pricing and lead time options. In the event the Company completes acquisitions in the future, it will continue to adhere to the disclosure requirements within ASC 805, including providing pro forma disclosures if material.

Note 10 Inventory, page 67

2.

You disclose that inventories are stated at the lower of cost or market. Please clarify if you recognize inventory at the lower of cost or market, or lower of cost and net realizable value, and revise your disclosures accordingly. See ASC 330-10-35-1B.

Response: The Company has reviewed ASC 330-10-35-1B and will revise the Company's disclosures in future filings accordingly. Please refer to Exhibit 1 for revised disclosure of the Company's Notes to Financial Statements, which will be reflected similarly in future filings.

Form 8-K furnished February 11, 2022

Exhibit 99.1, page 1

3.

We note your presentation of Adjusted EBITDA margin in the second set of bullet points on page 1. We further note that in your explanation of non-GAAP measures on page 2, Adjusted EBITDA margin is not defined or disclosed, nor is the usefulness to investors, the reasons how management uses the measure, and a reconciliation to the most comparable GAAP measure. Please revise to include all information required by Instruction 2 of Item 2.02 of Form 8-K and Item 10(e)(1)(i) of Regulation S-K.

Response: The Company has reviewed Instruction 2 of Item 2.02 of Form 8-K and Item 10(e)(1)(i) of Regulation S-K. Please refer to Exhibit 2 for revised disclosure of the Company's explanation of non-GAAP measures and a reconciliation to the most comparable GAAP measure. We will include such disclosure in future filings, as applicable.

* * * * *

We hope that this letter responds adequately to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact me at (763) 479-7240, or my colleague Jason Frankman at (763) 479-7443.

Sincerely,

Proto Labs, Inc.

/s/ Daniel Schumacher

Daniel Schumacher

Interim Chief Financial Officer

Enclosure

cc:	Robert Bodor Jason Frankman Proto Labs, Inc. W. Morgan Burns Faegre Drinker Biddle & Reath LLP

Exhibit 1 – Form 10-K for the Year Ended December 31, 2021

Financial Statements

Notes to Consolidated Financial Statements

Note 2 Summary of Significant Accounting Policies, page 58

Paragraph 6

Inventory consists primarily of raw materials, which are recorded at the lower of cost ~~or market~~ and net realizable value using the standard cost method, which approximates first-in, first out (FIFO) cost. The Company periodically reviews its inventory for slow-moving, damaged and discontinued items and provides allowances to reduce such items identified to their recoverable amounts.

Note 10 Inventory, page 67

Paragraph 1

Inventory consists primarily of raw materials, which are recorded at the lower of cost ~~or market~~ and net realizable value using the standard cost method, which approximates first-in, first out (FIFO) cost. The Company periodically reviews its inventory for slow-moving, damaged and discontinued items and provides allowances to reduce such items identified to their recoverable amounts.

Exhibit 2 – Form 8-K furnished February 11, 2022

Exhibit 99.1, page 2

Paragraph 2

The company has included earnings before interest, taxes, depreciation and amortization (“EBITDA”) and EBITDA, adjusted for stock-based compensation expense, unrealized (gain) loss on foreign currency, and transaction costs (collectively, “Adjusted EBITDA”), in this press release to provide investors with additional information regarding the company’s financial results. The company has also included earnings before interest, taxes, depreciation and amortization margin (“EBITDA margin”) and EBITDA margin, adjusted for stock-based compensation expense, unrealized (gain) loss on foreign currency, and transaction costs (collectively, “Adjusted EBITDA margin”), in this press release to provide investors with additional information regarding the company’s financial results.

Paragraph 5

The company has provided below reconciliations of GAAP to non-GAAP net income, non-GAAP operating margin, non-GAAP revenue growth, ~~and~~ Adjusted EBITDA and Adjusted EBITDA margin, the most directly comparable measures calculated and presented in accordance with GAAP. These non-GAAP measures are used by the company’s management and board of directors to understand and evaluate operating performance and trends and provide useful measures for period-to-period comparisons of the company’s business. Accordingly, the company believes that these non-GAAP measures provide useful information to investors and others in understanding and evaluating operating results in the same manner as our management and board of directors.

Exhibit 99.1, page 9

Proto Labs, Inc.
Reconciliation of GAAP Net Income and GAAP Net Income Margin to EBITDA, Adjusted EBITDA, EBITDA Margin and Adjusted EBITDA Margin
(In thousands)
(Unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2021	2020	2021	2020

Revenue	$123,582	$105,208	$488,098	$434,395
GAAP net income	11,910	9,579	33,372	50,867
GAAP net income margin	9.6%	9.1%	6.8%	11.7%

GAAP net income	$11,910	$9,579	$33,372	$50,867
Amortization expense	1,552	754	6,153	3,016
Depreciation expense	8,705	7,949	34,335	29,578
Interest income, net	(23)	(149)	(230)	(1,332)
Tax expense	1,022	1,972	6,812	12,078
EBITDA	23,166	20,105	80,442	94,207
EBITDA margin	18.7%	19.1%	16.5%	21.7%
Add back:
Stock-based compensation expense	3,556	4,056	19,095	14,673
Unrealized (gain) loss on foreign currency	215	(353)	556	(1,373)
Transaction costs [1]	(4,705)	427	(10,575)	427
Total adjustments	(934)	4,130	9,076	13,727
Adjusted EBITDA	$22,232	$24,235	$89,518	$107,934
Adjusted EBITDA margin	18.0%	23.0%	18.3%	24.8%

[1] Transaction costs include direct costs incurred in our acquisition of Hubs, Inc. and the impact of changes in the fair value of acquisition-related contingent consideration obligations.